UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            PROVIDENT COMPANIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   743862 10 4
                                   -----------
                                 (CUSIP Number)

                                Stephen V. Burger
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 22, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No. 743862 10 4

1        NAME OF REPORTING PERSON: CHARLOTTE MACLELLAN HEFFNER
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                                              NOT APPLICABLE

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)      [ ]
                                                                 (b)      [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS: NOT APPLICABLE

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

         NUMBER OF           7       SOLE VOTING POWER: 2,408,960 SHARES*
           SHARES
        BENEFICIALLY         8       SHARED VOTING POWER: 20,784,095 SHARES
          OWNED BY
            EACH             9       SOLE DISPOSITIVE POWER: 922,890 SHARES*
         REPORTING
        PERSON WITH          10      SHARED DISPOSITIVE POWER: 22,393,645 SHARES

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 23,316,535 SHARES*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [x]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.22%

14       TYPE OF REPORTING PERSON: IN


--------

     *Including 7,500 shares issuable upon exercise of options.



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     This Amendment No. 3 to the Schedule 13D of Charlotte  Maclellan Heffner is
being filed as a result of the execution and delivery of a Stockholders Agreement dated as of November 22, 1998 (the "Stockholders Agreement"), among UNUM Corporation, a Delaware corporation ("UNUM"), Mrs. Heffner and certain other stockholders of Provident Companies, Inc. (the "Issuer"). The Stockholders Agreement was entered into by the parties thereto pursuant to an Agreement and Plan of Merger dated as of November 22, 1998, between UNUM and the Issuer (the "Merger Agreement"), which provides for the merger of UNUM with and into the Issuer (the "Merger").

Item 2. Identity and Background

     ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     The person filing this Statement is Charlotte M. Heffner ("Mrs. Heffner"). Mrs. Heffner, a citizen of the United States, is not presently employed. Her residence address is 1991 West Paces Ferry Road, N.W., Atlanta, Georgia 30327-2515. Mrs. Heffner is a director of the Issuer.


     During the last five years, Mrs. Heffner has not been convicted in any criminal proceeding, nor has she been a party to a civil proceeding as a result of which she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

     ITEM 4 OF  THIS  STATEMENT  IS  HEREBY  AMENDED  AND  RESTATED  TO ADD  THE
FOLLOWING:

     To implement the Merger, it will be necessary for the Issuer to obtain the approval of its stockholders. In the Stockholders Agreement, Mrs. Heffner has agreed, during the term of such Agreement and subject to its conditions, to vote the shares of Common Stock which she



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owns  directly  (915,390  shares),  and any other shares which she may hereafter acquire,  in favor of the  Merger,  the  adoption  and  approval  of the  Merger
Agreement and the approval of the transactions contemplated by the Merger Agreement. In addition, the Stockholders Agreement provides that if at the time the Merger Agreement is submitted for approval by the stockholders of the Issuer, Mrs. Heffner is an "affiliate" of the Company for purposes of qualifying the Merger for pooling-of-interests accounting treatment, Mrs. Heffner will deliver to UNUM an agreement that she has not disposed of and will not dispose of any shares of Common Stock in a manner that might adversely affect the
qualification  of  the  Merger  as  a   pooling-of-interests.   Mrs.   Heffner's
obligations under the Stockholders Agreement attach to all shares of which she is or will be the direct beneficial owner and will in general be binding upon any person to which legal or beneficial ownership of such shares shall pass, whether by operation of law or otherwise.

     The Stockholders Agreement will terminate upon the first to occur of (i) the effective time of the Merger, (ii) the date on which the Merger Agreement is terminated in accordance with its terms, and (iii) the date on which the Merger Agreement or related agreements are amended in certain specified respects, or action is otherwise taken by the Issuer or UNUM which has the same effect as would such amendments.

     The  Stockholders  Agreement  was  also  signed,  in each  case  with  Mrs.
Heffner's consent as a co-trustee, by The Maclellan Foundation, Inc. (the "Foundation") (see paragraph (2) of Item 5(a) and (b) below) and two trusts -- the R.J. Maclellan Trust for the Hugh O. Maclellan, Sr. Family and the Cora L. Maclellan Trust for the Hugh O. Maclellan, Sr. Family (collectively, the "Maclellan Trusts") (see paragraph (3) of Item 5(a) and (b) below).

                                      * * *



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         Apart  from  the  foregoing,  Mrs.  Heffner  currently  has no  plan or proposal, as a stockholder of the Issuer, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or



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          (j) any action similar to any of those enumerated above.

However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Mrs. Heffner in her capacity as a director of the Issuer.

Item 5. Interest in Securities of the Issuer

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) and (b) Mrs. Heffner is the beneficial owner of an aggregate of 23,316,535 shares of Common Stock, or approximately 17.22% of the 135,410,049 shares of Common Stock which, the Issuer's transfer agent has advised Mrs. Heffner, were outstanding on December 11, 1998 (plus the 7,500 issuable shares referred to in paragraph (1) below). Of these shares, Mrs. Heffner:

          (1) is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 922,890 shares of Common Stock, including 7,500 shares issuable to her upon exercise of options granted to her as a non-employee director of the Issuer;

          (2) may be deemed an indirect beneficial owner of 15,484,693 shares of Common Stock held by the Foundation, of which Mrs. Heffner is a trustee and as such shares voting and dispositive power over such shares with co-trustees Ronald W. Blue, Frank A. Brock, G. Richard Hostetter, Hugh O. Maclellan, Jr., Kathrina H. Maclellan, Robert H. Maclellan and A.S. MacMillan;

          (3) may be deemed an indirect beneficial owner of 2,506,190 shares of Common Stock held by the Maclellan Trusts, of which Mrs. Heffner is a trustee and as such shares voting power over such shares with co-trustees Hugh O. Maclellan, Jr. and Thomas H.



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     McCallie,   III  and  shares   dispositive  power  over  such  shares  with
     co-trustees Hugh O. Maclellan, Jr., Thomas H. McCallie, III and SunTrust Bank Chattanooga, N.A.;

          (4) may be deemed an indirect beneficial owner of 1,635,000 shares of Common Stock held by six trusts of which Mrs. Heffner is a trustee and as such shares voting power with co-trustee Hugh O. Maclellan, Jr. and shares dispositive power over such shares with co-trustees Hugh O. Maclellan, Jr., Lee S. Anderson and John C. Stophel;

          (5) may be deemed an indirect beneficial owner of 296,680 shares of Common Stock held by two trusts of which Mrs. Heffner is a trustee and as such has sole voting power over such shares and shares dispositive power over such shares with co-trustee SunTrust Bank Chattanooga, N.A.;

          (6) may be deemed an indirect beneficial owner of 885,412 shares of Common Stock held by the Hugh and Charlotte Maclellan Charitable Trust, of which Mrs. Heffner is a trustee and as such shares voting and dispositive power over such shares with co- trustees Lee S. Anderson, Frank A. Brock, Henry A. Henegar, Hugh O. Maclellan, Jr. and John C. Stophel;

          (7) may be deemed an indirect beneficial owner of 138,400 shares of Common Stock held by a trust of which Mrs. Heffner is a trustee and as such shares voting and dispositive power over such shares with co-trustee Hugh
     O. Maclellan, Jr.;

          (8) may be deemed an indirect beneficial owner of 134,400 shares of Common Stock held by a trust of which Mrs. Heffner is a trustee and as such shares voting power with co-trustee Hugh O. Maclellan, Jr. and shares dispositive power with co-trustees Hugh O. Maclellan, Jr. and U.S. Trust Company of Florida Savings Bank;



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



          (9) may be deemed an indirect beneficial owner of 123,480 shares of Common Stock held by two trusts of which Mrs. Heffner is a trustee and as such shares dispositive power over such shares with co-trustee Hugh O. Maclellan, Jr.;

          (10) may be deemed an indirect beneficial owner of 600,000 shares of Common Stock held by a trust of which Mrs. Heffner is a trustee and as such has sole voting power over such shares and shares dispositive power over such shares with co-trustee Richard L. Heffner; and

          (11) may be deemed an indirect beneficial owner of 589,390 shares of Common Stock held by a trust of which Mrs. Heffner is a trustee and as such has sole voting power over such shares and shares dispositive power over such shares with co-trustee SunTrust Bank Chattanooga, N.A.

     On the basis of the foregoing, Mrs. Heffner may be deemed to have sole voting power over 2,408,960 shares of Common Stock, shared voting power over 20,784,095 shares of Common Stock, sole dispositive power over 922,890 shares of Common Stock, and shared dispositive power over 22,393,645 shares of Common Stock.

     Richard L. Heffner, Mrs. Heffner's husband, is the direct beneficial owner of 18,964 shares of Common Stock and the indirect beneficial owner, as trustee, of 46,700 shares of Common Stock. Mrs. Heffner disclaims beneficial ownership of all such shares.

     Certain members of the Maclellan family, including Mrs. Heffner, and trusts and charitable organizations affiliated with them have been prominent in the stock ownership and management of the Issuer and its predecessor companies since 1887. Mrs. Heffner hereby disclaims that she and other members of the Maclellan family constitute a "group" of beneficial



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owners of Common Stock as such term is used in Section 13(d) of the Exchange Act and the rules and regulations of the Securities and Exchange Commission thereunder.

     The following information required by Item 2 of Schedule 13D is provided to the best of Mrs. Heffner's knowledge with respect to those persons named above in this Item 5 who share voting and/or dispositive power with Mrs. Heffner over any shares of Common Stock:

     The Maclellan Foundation, Inc. (the "Foundation"), a Tennessee corporation, is a charitable organization treated as a private foundation for federal income tax purposes. The address of its principal business and principal office is 501 Provident Building, One Fountain Square, Chattanooga, Tennessee 37402.

     SunTrust Bank Chattanooga, N.A. is a national banking association. The address of its principal business and principal office is the SunTrust Bank
Building, 736 Market Street, Chattanooga, Tennessee 37401. SunTrust Bank Chattanooga is a wholly-owned subsidiary of SunTrust Banks, Inc., a Georgia corporation and bank holding company the principal office of which is located at 303 Peachtree Street N.E., Atlanta, Georgia 30308. Additional information concerning SunTrust Banks, Inc. and its management can be found in the reports filed by it pursuant to Section 13(a) of the Exchange Act (Commission File No. 1-8918).

     U.S. Trust Company of Florida Savings Bank is a savings bank organized under the laws of Florida. The address of its principal business and principal office is 132 Royal Palm Way, Palm Beach, Florida 33480. U.S. Trust Company of Florida Savings Bank is a wholly-owned subsidiary of U.S. Trust Corporation, a New York corporation and bank holding company, the principal office of which is located at 114 West 47th Street, New York, New York 10036-1532. Additional information concerning U.S. Trust Corporation and its management can be



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found in the reports  filed by it pursuant to Section  13(a) of the Exchange Act
(Commission File No. 0-20469).

     Lee S. Anderson is principally employed as the Managing Editor of the Chattanooga News-Free Press, the principal address of which is 400 E. 11th Street, Chattanooga, Tennessee 37402.

     Ronald W. Blue is principally employed as Managing Partner of Ronald Blue & Associates, a financial planning firm, the principal address of which is Suite 600, 1100 Johnson Ferry Road N.E., Atlanta, Georgia 30342.

     Frank A. Brock is principally employed as President of Covenant College, the principal address of which is Scenic Highway, Lookout Mountain, Georgia 30750.

     Richard L. Heffner is retired. His residence address is 1991 West Paces Ferry Road, N.W., Atlanta, Georgia 30327-2515.

     Henry A. Henegar is principally employed as Executive Director of the Chattanooga Bible Institute, the principal address of which is 1001 McCallie Avenue, Chattanooga, Tennessee 37403.

     G. Richard Hostetter is principally employed as a partner in Whitfield, Mills, Ragland & Hostetter, Inc., an investment firm, the principal address of which is 309 High Street, Chattanooga, Tennessee 37401.

     Hugh O. Maclellan, Jr. is principally employed as Chairman of the Executive Committee of the Board of Directors of the Issuer and certain of its subsidiaries. His business address is 501 Provident Building, One Fountain Square, Chattanooga, Tennessee 37402. He is also a director of SunTrust Bank Chattanooga and President and Treasurer of the Foundation (see above).



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     Kathrina H. Maclellan is not currently  employed.  Her residence address is
125 Fairy Trail, Lookout Mountain, Tennessee 37350.

     Robert H. Maclellan is principally employed as President of Pyramid Record Group, Inc., a recording studio, the principal address of which is 1208 Lula Lake Road, Lookout Mountain, Georgia 30750.

     A.S. MacMillan is principally employed as President of Team Resources, a management consulting firm, the principal address of which is 2100 River Edge Parkway, N.W., Suite 800, Atlanta, Georgia 30328. He is also a director of the Issuer.

     Thomas H. McCallie, III is principally employed as Executive Director of the Foundation (see above).

     John C. Stophel is principally employed as a partner in the law firm of Chambliss, Bahner & Stophel, P.C., the principal address of which is 1000 Tallan Building, Two Union Square, Chattanooga, Tennessee 37402.

     During the last five years, none of the above-listed persons, to the knowledge of Mrs. Heffner, has been convicted in any criminal proceeding, or has been a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Each of the above-listed persons who is a natural person is, to Mrs. Heffner's knowledge, a citizen of the United States of America.

     (c) Neither Mrs. Heffner nor, to her knowledge, any of the persons named above in Item 5(a) and (b), effected any transactions in the Common Stock during the past 60 days.



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     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer

     ITEM 6 OF  THIS  STATEMENT  IS  HEREBY  AMENDED  AND  RESTATED  TO ADD  THE
FOLLOWING:

     In February 1998,  the board of trustees of the Foundation  granted to Hugh
O. Maclellan, Jr., as President of the Foundation, a revocable proxy to vote the shares of Common Stock held by the Foundation during 1998 and until the 1999 Annual Meeting of the Foundation. Substantially identical proxies have been granted in past years to Hugh O. Maclellan, Jr. A copy of the resolution of the Foundation's trustees conferring such proxy in 1996 was filed with Amendment No. 1 to this Statement as Exhibit 1 to this Statement and is incorporated herein by reference.

     The description of the material terms of the Stockholders Agreement appearing in Item 4 of this Amendment No. 3 is hereby incorporated by reference in this Item 6. Such description is qualified in its entirety by reference to the complete text of the Stockholders Agreement, which is Exhibit 7 to this Statement.





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Item 7. Material to be Filed as Exhibits


Exhibit 7  -        Stockholders  Agreement dated as of November 22, 1998, among
                    UNUM   Corporation,   a   Delaware   corporation,   and  the
                    individuals  and other parties listed on Schedule A attached thereto.  Such  Agreement was filed with the  Securities and
                    Exchange Commission as Exhibit 10.3 to Amendment No. 1 dated
                    November 30, 1998, to the Current Report on Form 8-K of UNUM
                    Corporation   bearing   cover  date  of  November  22,  1998
                    (Commission File No. 1-9254), and is hereby incorporated by reference in this Statement.





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 12, 1998
                                            /s/Charlotte M. Heffner
                                            -----------------------
                                               Charlotte M. Heffner



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